Exhibit 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

AMETEK, Inc. (“we,” “our,” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.

DESCRIPTION OF COMMON STOCK

The general terms and provisions of our common stock are summarized below. This summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our Amended and Restated Certificate of Incorporation (as amended to date, our “Charter”) and By-laws (as amended to date, our “By-laws”), each of which is filed, or incorporated by reference, as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our Charter and By-laws and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) for additional information.

Authorized Shares

Under our Charter, we have the authority to issue 800,000,000 shares of common stock, with a par value of $0.01 per share.

Voting Rights

Holders of our common stock are entitled to one vote per share on all matters voted on by our stockholders.

Dividend Rights

The holders of our common stock are entitled to receive dividends when, as, and if declared by our board of directors out of legally available funds, subject to the rights of any then outstanding preferred stock.

Liquidation Rights

Upon a liquidation or dissolution of the Company, whether voluntary or involuntary, all shares of our common stock are entitled to share equally and ratably in the assets available for distribution to holders of common stock after payment of all of our prior obligations, subject to the rights of any then outstanding preferred stock.

Other Matters

The holders of our common stock have no preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to our common stock.

Exhibit 4.1
Certain Anti-Takeover Effects

Certain provisions of the DGCL and our Charter and By-laws contain provisions that could have certain anti-takeover effects and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, as discussed below:

Authorized but Unissued Shares. Subject to the requirements of the New York Stock Exchange and other applicable law, our authorized but unissued shares of common stock may be available for future issuance without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

Undesignated Preferred Stock. Our Charter provides that our board of directors may issue up to 5,000,000 shares of preferred stock and fix the designations, relative powers, preferences, rights, qualifications, limitations and restrictions related to that preferred stock.

Advance Notice Requirements. Our By-laws establish an advance notice procedure for stockholders seeking to nominate candidates for election to the board of directors or for proposing matters which can be acted upon at stockholders’ meetings.

Special Meetings of Stockholders. Our Charter and By-laws vest the power to call special meetings of our stockholders in the chairman of our board of directors, our board of directors and stockholders of record, who hold a “net long position” (as defined in our By-laws), of not less than 50% of our then outstanding voting stock (subject to the procedures and other requirements set forth in our By-laws).

No Action by Written Consent. Our Charter provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by any consent in writing of such stockholders.

Classified Board of Directors. Our board of directors is divided into three classes with staggered terms of three years each, so that the term of one class expires at each annual meeting of the stockholders.

Proxy Access. Our By-laws contain provisions which provide that a stockholder, or group of up to 20 stockholders, that has owned continuously for at least three years capital stock of the Company representing an aggregate of at least 3% of the Company’s voting stock, may nominate and include in the Company’s proxy materials a specified number of director nominees, provided that the stockholder(s) and nominee(s) satisfy the requirements in our By-laws. The maximum number of stockholder nominees is the greater of (x) two or (y) a number that does not exceed 20% of the total number of our directors in office as of the last day on which notice of a nomination may be delivered or, if such amount is not a whole number, the closest whole number below 20%.

No Cumulative Voting. Our Charter and By-laws do not provide for cumulative voting on the election of directors.

Delaware Business Combination Statute. As a Delaware corporation, we are subject to Section 203 of the DGCL. In general, Section 203 of the DGCL provides that we may not engage in certain

Exhibit 4.1
“business combinations” with any “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder unless:
•prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced (excluding certain shares); or
•on or subsequent to such time, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Exclusive Forum for Adjudication of Disputes

    Our By-laws provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court lacks jurisdiction, another state court located within the State of Delaware, or if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (a) any derivative action or other proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or to the Company’s stockholders, creditors or other constituents, (c) any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our Charter or By-Laws, or (d) any action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine. Our By-laws provide that any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the exclusive forum provision.

Listing

Our common stock is traded on the New York Stock Exchange under the trading symbol “AME.”